		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			       FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
       For the fiscaL year ended:    November 30, 1994

				   OR

[]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

       For the transition period from ______________ to _______________


Commission File Number 1-4471

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

    XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	   Xerox Corporation
	   P.O. Box 1600
	   Stamford, Connecticut 06904-1600

		       SIGNATURES

  THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

XEROX CORPORATION PROFIT SHARING AND SAVINGS PLAN


Patricia M. Nazemetz
Plan Administrator

Stamford, Connecticut
Dated May 26, 1995
2

				   XEROX CORPORATION
			    PROFIT SHARING AND SAVINGS PLAN

			   Financial Statements and Schedule

			      November 30, 1994 and 1993

		     (With Independent Auditors' Report Thereon)
3


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

			 Statement of Net Assets Available for Plan Benefits
					with Fund Information
					  November 30, 1994

						 Fund Information
	     _________________________________________________________________________________________________________________
					 Small
	     International               Company                            Xerox       Segregated  Employee
	     Stock         U.S Stock     Stock       Balanced    Income     Stock       Assets      Loan
	     Fund          Fund          Fund        Fund        Fund       Fund        Fund        Fund         Total
									    (see note 4)
Assets:

Investment in
employees'
loans         $      -           -           -            -            -           -           -     54,862,287     54,862,287
Investment in
Master Trust   66,071,371  37,033,463  38,123,594  482,117,043  718,541,144  81,345,830  18,971,990        -     1,442,204,435

Total assets   66,071,371  37,033,463  38,123,594  482,117,043  718,541,144  81,345,830  18,971,990  54,862,287  1,497,066,722


Liabilities:
Accrued expenses
and other
liabilities        71,626      35,147      44,911      649,589      497,558      54,250        -           -         1,353,081

Due from (to)
other funds      (555,669)     73,020     809,692   (4,649,728)     748,137   2,432,972        -      1,141,576           -

Net assets
available for
plan benefits $65,444,076  37,071,336  38,888,375  476,817,726  718,791,723  83,724,552  18,971,990  56,003,863  1,495,713,641

The accompanying notes are an integral part of the financial statements.


					 XEROX CORPORATION
				  PROFIT SHARING AND SAVINGS PLAN

			 Statement of Net Assets Available for Plan Benefits
					with Fund Information

					  November 30, 1993
						 Fund Information
	     _________________________________________________________________________________________________________________
					  Small
	     International               Company                                Xerox      Segregated   Employee
		Stock        U.S Stock    Stock       Balanced      Income       Stock      Assets       Loan
		Fund         Fund         Fund        Fund          Fund         Fund       Fund         Fund          Total
											    (see note 4)
Assets:

Investment in
employees'
loans          $      -           -             -            -             -           -           -     51,993,706     51,993,706
Investment in
Master Trust    20,798,765  17,984,805    14,224,843  480,999,823   727,165,214  58,172,843  44,944,784        -     1,364,291,077
Other                 -           -             -            -           45,622        -           -           -            45,622
Total assets    20,798,765  17,984,805    14,224,843  480,999,823   727,210,836  58,172,843  44,944,784  51,993,706  1,416,330,405


Liabilities:
Accrued expenses
and other
liabilities          9,594       6,572         7,315      950,324          -          1,714        -           -           975,519

Due from (to)
other funds      9,293,674   7,234,043     6,585,777   (3,529,681)  (19,050,712) (1,978,863)       -      1,445,762           -

Net assets
available for
plan benefits  $30,082,845  25,212,276    20,803,305  476,519,818   708,160,124  56,192,266  44,944,784  53,439,468  1,415,354,886

The accompanying notes are an integral part of the financial statements.

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN
		    Statement of Changes in Net Assets Available for Plan Benefits
					with Fund Information

				     Year ended November 30, 1994
						 Fund Information
	     _________________________________________________________________________________________________________________
					    Small
		 International             Company                               Xerox       Segregated  Employee
		 Stock         U.S Stock   Stock       Balanced      Income      Stock       Assets      Loan
		 Fund          Fund        Fund        Fund          Fund        Fund        Fund        Fund            Total
											     (see note 4)

Contributions:
Employees'
- - voluntary      $ 8,973,711   6,559,876   5,581,555   46,447,521   46,155,430   6,703,338         -           -      120,421,431

Net income (loss) from
Master Trust
investments, net
of administrative
expenses             928,278    (305,396)  1,559,894    9,710,699   46,884,189  11,869,615         -           -       70,647,279

Interest income on
 employees' loans       -           -           -            -            -           -            -      3,985,617     3,985,617

		   9,901,989   6,254,480   7,141,449   56,158,220   93,039,619  18,572,953         -      3,985,617   195,054,327

Benefit payments  (3,202,169) (1,386,953) (1,414,772) (34,596,847) (69,558,291) (4,536,540)        -           -     (114,695,572)

Transfers among
funds             28,661,411   6,991,533  12,358,393  (21,263,465) (12,849,729) 13,495,873  (25,972,794) (1,421,222)         -

Net increase (decrease)
in net assets
available for
plan benefits     35,361,231  11,859,060  18,085,070      297,908   10,631,599  27,532,286  (25,972,794)  2,564,395     80,358,755

Net assets available
for plan benefits:
Beginning of year 30,082,845  25,212,276  20,803,305  476,519,818  708,160,124  56,192,266   44,944,784  53,439,468  1,415,354,886
End of year      $65,444,076  37,071,336  38,888,375  476,817,726  718,791,723  83,724,552   18,971,990  56,003,863  1,495,713,641

The accompanying notes are an integral part of the financial statements.

6


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

		   Statement of Changes in Net Assets Available for Plan Benefits
					with Fund Information
				 Year ended November 30, 1993
						 Fund Information
	     _________________________________________________________________________________________________________________
					 Small
	      International            Company                               Xerox       Segregated  Employee
	      Stock         U.S Stock  Stock       Balanced     Income       Stock       Assets      Loan
	      Fund          Fund       Fund        Fund         Fund         Fund        Fund        Fund      Total
											 (see note 4)

Contributions:
Employees'
- - voluntary    $  817,052     840,616     615,082   43,969,274   53,731,579   6,703,572       -           -      106,677,175

Net income (loss) from
Master Trust
investments, net
of administrative
expenses         (871,282)   (295,959)   (189,517)  56,681,511   53,283,721   4,330,034       -           -      112,938,508

Interest income on
 employees' loans    -           -           -            -            -           -          -      3,935,568     3,935,568

		  (54,230)    544,657     425,565  100,650,785  107,015,300  11,033,606       -      3,935,568   223,551,251

Benefit payments   (1,625)     (5,430)     (2,014) (12,753,487) (32,557,064) (2,805,803)      -           -      (48,125,423)

Transfers among
funds          30,138,700  24,673,049  20,379,754   (7,995,564) (63,090,814) (8,182,101)      -      4,076,976          -

Transfer to The
Profit Sharing Plan
of Xerox Corporation
and The Xerographic
Division, A.C.T.W.U,
A.F.L.-C.I.O.        -           -           -           2,026         -         (2,766)      -           -             (740)

Transfer to Xerox Retirement
Income Guarantee Plan
and Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U,
A.F.L.-C.I.O.
segregated assets
funds                -           -           -            -            -           -    (2,791,354)       -       (2,791,354)

Net increase (decrease)
in net assets
available for
plan benefits  30,082,845  25,212,276  20,803,305   79,903,760   11,367,422      42,936 (2,791,354)  8,012,544   172,633,734

Net assets available
for plan benefits:
Beginning of year    -           -           -     396,616,058  696,792,702  56,149,330 47,736,138  45,426,924 1,242,721,152
End of year   $30,082,845  25,212,276  20,803,305  476,519,818  708,160,124  56,192,266 44,944,784  53,439,468 1,415,354,886

The accompanying notes are an integral part of the financial statements.

7

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

			    November 30, 1994 and 1993


(1)  Description of Plan

The following description of the Xerox Corporation Profit Sharing and Savings Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.


General

The Plan is a defined contribution plan covering substantially all full and part-time U.S. employees of Xerox Corporation (sponsor) and participating subsidiaries, except those covered by a collective bargaining agreement unless that agreement calls for participation in the Plan. Employees are automatically eligible to participate in the Plan after completing one year of service.

Payment of Benefits

Upon termination of service, a participant may elect to receive either a lump sum amount equal to the value of his or her account, or by an annuity payable from a legal reserve life insurance company. Benefits payable to participants, from net assets available for plan benefits, at November 30, 1994 and 1993 were $4,975,553 and $2,883,120, respectively.

Employee Savings Contributions

Subject to limits imposed by the Internal Revenue Code, eligible employees may contribute up to 18% of pay (as defined in the Plan) through any combination of before-tax and after-tax payroll deductions. (The maximum before-tax contribution for the 1994 calendar year is $9,240.) Employees are immediately vested in their savings contributions.

Xerox Optional Profit Sharing Contributions

Eligible employees may receive an optional profit sharing contribution from the Sponsor. The contribution ranges from zero to 10% of pay and is based upon the return on assets (ROA) of the Xerox Document Processing industry segment as defined in the Plan document. ROA is determined as of the Sponsor's calendar year-end, which differs from the November 30 Plan year-end.

An employee may receive the contribution in cash or Xerox Corporation common stock, or may elect to invest all or part of the contribution on a tax deferred basis, subject to limits imposed by the Internal Revenue Code, through the Plan's investment funds. Employees are immediately vested in optional profit sharing contributions.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(1)  Description of Plan (continued)

For the calendar year ended December 31, 1994, the Sponsor's ROA was 16% which will result in an optional profit sharing contribution for the plan year ending November 30, 1995 for all eligible active employees at December 31, 1994 equal to 9.1% of pay or $50,842,848.

For the Sponsor's year ended December 31, 1993, ROA targets (as defined in the Plan document) requiring the sponsor to make optional profit sharing contributions were not achieved. Accordingly, no optional profit sharing contributions were made in the Plan year ended November 30, 1994.


Investment Funds

As further described in note 3, the investment funds are part of the Xerox Trust Agreement to Fund Retirement Plans (Master Trust). Employees can direct their plan accounts to one or more of the following six investment funds:

International Stock Fund -- Invests primarily in stocks of companies based outside of the United States. As further described in note 3, the Plan, through its Master Trust, also enters into forward-foreign exchange contracts as a hedge against the adverse impacts of foreign currency fluctuations of foreign investments.

U.S. Stock Fund -- Invests primarily in stocks of medium to large U.S.
companies.

Small Company Stock Fund -- Invests primarily in stocks of smaller U.S. companies normally those representing the smallest 20% of the broad stock market.

Balanced Fund -- Invests in a variety of stocks, bonds, convertible securities and money market instruments, emphasizing the common stock of many different companies. Other investments also include real estate and private placements.

Income Fund -- Invests in investment contracts with insurance companies and banks, government and corporate bonds, mortgage-backed securities and money market instruments.

Xerox Stock Fund -- Invests exclusively in Xerox Corporation common stock and some short-term cash equivalents.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

(1)  Description of Plan (continued)

Segregated Assets Fund

This fund was established on April 1, 1991 and represents participant investments in certain guaranteed investment contracts which are segregated and frozen. See note 4 to the financial statements for further discussion.

Employee Loan Fund

Participants are permitted to borrow from their profit sharing savings accounts subject to certain limitations. The loans are payable over terms up to 14.5 years and bear interest at the quarterly Citibank commercial prime rate in effect at the time of loan issuance plus 1%. Principal and interest payments on the loans are redeposited into the participants' accounts based on their current investment allocation elections. Loans are issued at market value. At November 30, 1994, market value on loans approximates fair value.


(2)  Federal Income Taxes

The Plan obtained its latest determination letter from the Internal Revenue Service on January 22, 1990, covering Plan amendments through
August 12, 1988, indicating that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since receiving the determination letter, the Plan has been fully amended to conform qualification requirements enacted by the Tax Reform Act of 1986 and Omnibus Budget Reconciliation Act of 1993. The Plan, as amended, has been recently submitted to the IRS for a new determination letter. The Plan administrator and the Plan's internal tax counsel believe that the Plan, as currently designed and operated, is in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

As long as the Plan continues to be qualified under present federal income tax laws and regulations, participants will not be taxed on company contributions or on investment earnings on such contributions at the time such contributions and investment earnings are received by the trustee under the Plan, but may be subject to tax thereon at such time as they receive distributions under the Plan.

				XEROX CORPORATION

			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(3)  Master Trust

As discussed in note 1, the Plan participates in the Master Trust. The following other Xerox employee benefit plans also participate in the Master Trust as of November 30, 1994:

     The Profit Sharing Plan of Xerox Corporation and The
      Xerographic Division, A.C.T.W.U., A.F.L.-C.I.O.;

     Xerox Corporation Retirement Income Guarantee Plan;

     Retirement Income Guarantee Plan of Xerox Corporation and The Xerographic Division, A.C.T.W.U.,
     A.F.L.-C.I.O.; and

     XDS Investment Plan.

Effective September 30, 1993, the Master Trust (and the Plan) was amended to permit the General Fund to be split into four investment pools: International Stock Pool, U.S. Stock Pool, Small Company Stock Pool and All Other Pool. The Balanced Fund (formerly the General Fund) participates in each of the four investment pools.

The Master Trust currently has six investment accounts -- the International Stock Pool, U.S. Stock Pool, Small Company Stock Pool, All Other
Pool, Income Fund, and the Xerox Stock Fund. Participants direct their accounts into investment funds, as described in note 1, which are formed from the aforementioned investment accounts. Each of the plans has an ownership interest in one or more of these investment accounts and shares in the investment results of the account(s) in accordance with that interest as determined by participant fund elections. In addition, there is a Segregated Assets Fund which is discussed in note 4.

The following financial information is presented for the Master Trust and each of the Master Trust investment accounts:

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     Statement of Net Assets of the Master Trust as of November 30, 1994:

					       Small
		   International             Company                                  Xerox       Segregated
		   Stock        U.S Stock    Stock       All Other      Income        Stock       Assets
		   Pool         Pool         Pool        Pool           Fund          Fund        Fund          Total
Assets                                                                                           (see note 4)
Receivables:
Accrued dividends $   739,927      902,683      384,005       962,589           -        647,774        -        3,636,978
Accrued interest       31,634      467,698      246,978    11,408,094      6,385,420       6,679        -       18,546,503

Due from brokers   50,810,131   15,106,943   32,916,635    62,027,865           -           -           -      160,861,574
Total receivables  51,581,692   16,477,324   33,547,618    74,398,548      6,385,420     654,453        -      183,045,055

Investments
at fair value:
At market value:
Short-term
investments         5,796,344   42,326,949   56,522,639   235,949,816     50,879,699     973,372        -      392,448,819
Fixed income
   investments        753,429   20,082,445         -      718,869,624    168,599,692        -           -      908,305,190
Equity securities:
   Xerox common
   stock                 -            -            -             -              -     84,858,427        -       84,858,427
   Other          672,108,462  847,486,121  581,854,946   513,658,546           -           -           -    2,615,108,075
Investment contracts
   with insurance
   companies and banks   -            -            -             -       825,795,446        -     27,686,390   853,481,836
At estimated fair value:
Real estate trust
    interests            -            -            -      165,630,637           -           -           -      165,630,637
Other investments        -            -            -       91,304,131           -           -           -       91,304,131


Total
investments       678,658,235  909,895,515  638,377,585 1,725,412,754  1,045,274,837  85,831,799  27,686,390 5,111,137,115

Total assets      730,239,927  926,372,839  671,925,203 1,799,811,302  1,051,660,257  86,486,252  27,686,390 5,294,182,170

Due to brokers     13,937,155   15,992,660   11,442,462    48,988,924           -           -           -       90,361,201

Net assets       $716,302,772  910,380,179  660,482,741 1,750,822,378  1,051,660,257  86,486,252  27,686,390 5,203,820,969



12

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of November 30,
     1994 is as follows:
					     Small
		International              Company                                    Xerox       Segregated
		Stock         U.S Stock    Stock        Balanced      Income          Stock       Assets
		Fund          Fund         Fund         Fund          Fund            Fund        Fund          Total
												  (see note 4)
International
Stock Pool     $ 69,638,452         -            -       646,664,320           -           -             -       716,302,772

U.S. Stock Pool        -      38,368,076         -       872,012,103           -           -             -       910,380,179

Small Company
Stock Pool             -            -      39,472,492    621,010,249           -           -             -       660,482,741

All Other Pool         -            -            -     1,750,822,378           -           -             -     1,750,822,378

Income Fund            -            -            -              -     1,051,660,257        -             -     1,051,660,257

Xerox Stock Fund       -            -            -              -              -     86,486,252          -        86,486,252

Segregated Assets
Fund                   -            -            -              -              -           -       27,686,390     27,686,390


Total          $ 69,638,452   38,368,076   39,472,492  3,890,509,050  1,051,660,257  86,486,252    27,686,390  5,203,820,969



13


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of November 30, 1994 are as follows:
						Small
		International                 Company                                     Xerox        Segregated
		Stock           U.S Stock     Stock        Balanced        Income          Stock       Assets
		Fund            Fund          Fund         Fund            Fund            Fund        Fund            Total
												       (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $ 66,071,371     37,033,463    38,123,594    482,117,043     718,541,144    81,345,830   18,971,990   1,442,204,435

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.     3,567,081      1,334,613     1,348,898     30,593,699      90,862,095     5,140,422    1,874,205     134,721,013

Xerox Corporation
Retirement Income
Guarantee Plan         -              -             -     3,000,228,425     209,683,564          -       5,989,417   3,215,901,406

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.          -              -             -       377,207,391      32,573,454          -         850,778     410,631,623

XDS Investment
Plan                   -              -             -           362,492            -             -            -            362,492

Total          $ 69,638,452     38,368,076    39,472,492  3,890,509,050   1,051,660,257    86,486,252   27,686,390   5,203,820,969


14

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

 Statement of Net Assets of the Master Trust as of November 30, 1993:

						  Small
		   International                Company                                Xerox       Segregated
		   Stock           U.S Stock    Stock       All Other     Income       Stock       Assets
		   Pool            Pool         Pool        Pool          Fund         Fund        Fund           Total
Assets                                                                                           (see note 4)
Cash             $  2,593,192         -          95,584        815,448        128,934        -           -          3,633,158

Receivables:
Accrued dividends     714,324      939,466      268,499        787,008           -        554,763        -          3,264,060
Accrued interest       26,842      243,097       14,548      9,726,271      6,198,319       3,527        -         16,212,604

Due from brokers    2,211,143    7,408,678   14,432,665     31,329,385           -           -           -         55,381,871
Total receivables   2,952,309    8,591,241   14,715,712     41,842,664      6,198,319     558,290        -         74,858,535

Investments
at fair value:
At market value:
Short-term
investments         6,488,514    1,235,327    3,216,896    140,137,734     14,223,772       5,265    9,849,886    175,157,394
Fixed income
   investments        442,629   13,522,108         -       686,691,430           -           -            -       700,656,167
Equity securities:
   Xerox common
   stock                 -            -            -              -              -     60,931,469         -        60,931,469
   Other          598,832,889  922,726,187  533,641,645    793,381,072           -           -            -     2,848,581,793
Investment contracts
   with insurance
   companies and banks   -            -            -              -     1,018,550,495        -      55,739,277  1,074,289,772
At estimated fair value:
Real estate trust
   interests             -            -            -       180,197,637           -           -            -       180,197,637
Other investments        -            -            -        82,772,373           -           -            -        82,772,373


Total
investments       605,764,032  937,483,622  536,858,541  1,883,180,246  1,032,774,267  60,936,734   65,589,163  5,122,586,605

Total assets      611,309,533  946,074,863  551,669,837  1,925,838,358  1,039,101,520  61,495,024   65,589,163  5,201,078,298

Due to brokers      3,641,328    5,113,927    5,110,783     18,224,486           -         44,810         -        32,135,334

Net assets       $607,668,205  940,960,936  546,559,054  1,907,613,872  1,039,101,520  61,450,214   65,589,163  5,168,942,964



15

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

     The allocation of Master Trust investments by investment pool and fund as of November 30,
     1993 is as follows:
					       Small
		International                Company                                     Xerox       Segregated
		Stock           U.S Stock    Stock       Balanced        Income          Stock       Assets
		Fund            Fund         Fund        Fund            Fund            Fund        Fund           Total
												     (see note 4)
International
Stock Pool     $ 21,280,470          -            -       586,387,735            -            -            -        607,668,205

U.S. Stock Pool        -       18,523,209         -       922,437,727            -            -            -        940,960,936

Small Company
Stock Pool             -             -      14,478,144    532,080,910            -            -            -        546,559,054

All Other Pool         -             -            -     1,907,613,872            -            -            -      1,907,613,872

Income Fund            -             -            -              -      1,039,101,520         -            -      1,039,101,520

Xerox Stock Fund       -             -            -              -               -      61,450,214         -         61,450,214

Segregated Assets
Fund                   -             -            -              -               -            -      65,589,163      65,589,163


Total          $ 21,280,470    18,523,209   14,478,144  3,948,520,244   1,039,101,520   61,450,214   65,589,163   5,168,942,964






16


					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3) Master Trust (continued)

     Investments in the Master Trust for all participating plans as of November 30, 1993 are as follows:
						 Small
		 International                 Company                                     Xerox      Segregated
		 Stock           U.S Stock     Stock       Balanced        Income          Stock        Assets
		 Fund            Fund          Fund        Fund            Fund            Fund          Fund          Total
												       (see note 4)

Xerox Corporation
Profit Sharing
and Savings
Plan           $20,798,765     17,984,805     14,224,843    480,999,823     727,165,214    58,172,843   44,944,784   1,364,291,077

The Profit Sharing
Plan of Xerox
Corporation and
The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.      481,705        538,404        253,301     27,969,266      86,314,196     3,277,371    4,439,982     123,274,225

Xerox Corporation
Retirement Income
Guarantee Plan        -              -              -     3,047,753,638     193,419,666          -      14,188,905   3,255,362,209

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.         -              -              -       391,394,955      32,202,444          -       2,015,492     425,612,891

XDS Investment
Plan                  -              -              -           402,562            -             -            -            402,562

Total          $21,280,470     18,523,209     14,478,144  3,948,520,244   1,039,101,520    61,450,214   65,589,163   5,168,942,964


17

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

    Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1994:


						  Small
		   International                Company                                   Xerox       Segregated
		   Stock            U.S Stock   Stock      All Other       Income         Stock         Assets
		   Pool             Pool        Pool       Pool            Fund           Fund          Fund            Total
													(see note 4)
Additions:
Transfers in        $11,103,229   7,858,350    6,695,143   126,932,929     71,994,664     8,904,234          -         233,488,549

Investment earnings:
   Interest               9,403   1,787,764      867,612    66,936,509     72,848,224        46,636          -         142,496,148
   Dividends          9,041,094  36,298,979   11,232,148    27,199,478         -          2,269,628          -          86,041,327
   Net App(Dep)      39,332,070 (33,194,137)  29,005,444   (80,651,679)    (2,811,275)   10,312,638          -         (38,006,939)
   Other               (490,147)     31,654       47,866        82,536        256,087          -             -             (72,004)
   Total             47,892,420   4,924,260   41,153,070    13,566,844     70,293,036    12,628,902          -         190,458,532
Total Additions      58,995,649  12,782,610   47,848,213   140,499,773    142,287,700    21,533,136          -         423,947,081

Deductions:
   Administrative Exp 3,757,485   3,619,773    3,684,933    15,744,129      1,613,751        40,968          -          28,461,039
   Transfer out       4,648,473   2,178,149    2,153,359   215,151,406    129,516,572     6,960,078          -         360,608,037

Total deductions      8,405,958   5,797,922    5,838,292   230,895,535    131,130,323     7,001,046          -         389,069,076

Transfers between
 funds/pools         58,044,876 (37,565,445)  71,913,766   (66,395,732)     1,401,360    10,503,948   (37,902,773)            -

Net assets:
Beginning of year   607,668,205 940,960,936  546,559,054 1,907,613,872  1,039,101,520    61,450,214    65,589,163    5,168,942,964

End of year        $716,302,772 910,380,179  660,482,741 1,750,822,378  1,051,660,257    86,486,252    27,686,390    5,203,820,969

18

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

     The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1994:

						Small
		   International              Company                                 Xerox
		   Stock          U.S Stock   Stock      Balanced        Income       Stock
		   Fund           Fund        Fund       Fund            Fund         Fund           Total

International
Stock Pool        $1,008,818         -           -       43,126,117          -            -         44,134,935

U.S. Stock Pool         -        (292,005)       -        1,596,492          -            -          1,304,487

Small Company
Stock Pool              -            -      1,630,870    35,837,267          -            -         37,468,137

All Other Pool          -            -           -       (2,177,285)         -            -         (2,177,285)

Income Fund             -            -           -             -       68,679,285         -         68,679,285

Xerox Stock Fund        -            -           -             -             -      12,587,934      12,587,934

Total             $1,008,818     (292,005)  1,630,870    78,382,591    68,679,285   12,587,934     161,997,493



19

					XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

 Net income (loss) from Master Trust investments, net of administrative expenses for all participating plans for the year ended November 30, 1994:
					       Small
		   International             Company                                Xerox
		   Stock         U.S Stock   Stock        Balanced     Income       Stock
		   Fund          Fund        Fund         Fund         Fund         Fund           Total

Xerox Corporation
Profit Sharing and
Savings Plan        $990,310    (276,821)   1,597,490     9,409,964   47,427,369    11,922,151     71,070,463

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
A.C.T.W.U.,
A.F.L.-C.I.O.         18,508     (15,184)      33,380       522,951    5,764,599       665,783      6,990,037

Xerox Corporation
Retirement Income
Guarantee Plan          -           -            -       60,518,330   13,354,463          -        73,872,793

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.           -           -            -        7,930,526    2,132,854          -        10,063,380

XDS Investment Plan     -           -            -              820         -             -               820

Master Trust
investment
income, net of
administrative
expenses          $1,008,818    (292,005)   1,630,870    78,382,591   68,679,285    12,587,934    161,997,493

*  The above allocation of investment results, net of administrative expenses, is at the Master
Trust level.  This allocation differs from the amounts reported in the statement of changes in net assets available for plan benefits due to the impact of investment manager expenses accrued at the
Plan level.

20

				     XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

    Statement of Changes in Net Assets of the Master Trust for the year ended November 30, 1994:


					    Small
	       International              Company                                               Xerox      Segregated
	       Stock         U.S Stock     Stock       All Other     General       Income       Stock       Assets
	       Pool          Pool          Pool        Pool          Fund          Fund         Fund        Fund         Total
													    (see note 4)
Additions:
Transfers in       $996,544   1,014,485     738,673    13,949,222    116,904,684    92,605,953  10,940,210       -      237,149,771
Investment earnings:
   Interest          43,316     188,274      24,999     9,750,852     39,557,055    76,048,560      26,136       -      125,639,192
   Dividends      1,079,947   7,203,304   1,160,345     3,017,227     66,822,399          -      2,274,604       -       81,557,826
   Net Appreciation
   (Depreciation)15,307,074 (13,414,175) (1,994,961)      930,172    353,884,402          -      2,314,022       -      357,026,534
   Other           (132,280)     50,162       1,326    (1,087,454)    16,335,538            94         691       -       15,168,077
   Total         16,298,057  (5,972,435)   (808,291)   12,610,797    476,599,394    76,048,654   4,615,453       -      579,391,629
Total Additions  17,294,601  (4,957,950)    (69,618)   26,560,019    593,504,078   168,654,607  15,555,663       -      816,541,400

Deductions:
Administrative
 Exp                 10,247        -           -        4,141,993      9,752,862       986,831      72,658       -       14,964,591
Transfer out          6,724      17,815      13,877    18,705,579     97,254,002    83,310,985   5,380,649       -      204,689,631
Total deductions     16,971      17,815      13,877    22,847,572    107,006,864    84,297,816   5,453,307       -      219,654,222

Transfers between
 funds/pools    590,390,575 945,936,701 546,642,549 1,903,901,425 (3,960,270,052)  (20,846,390) (5,754,808)      -             -

Transfers from the
XES, Inc. Employee
Retirement Plan        -           -           -             -        20,527,433          -           -          -       20,527,433

Net assets:
Beginning of year      -           -           -             -     3,453,245,405   975,591,119  57,102,666 65,589,163 4,551,528,353

End of year     607,668,205 940,960,936 546,559,054 1,907,613,872           -    1,039,101,520  61,450,214 65,589,163 5,168,942,964


21

					 XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements

(3)  Master Trust (continued)

The allocation of net income (loss) from Master Trust investments, net of administrative expenses, by investment pool and fund for the year ended November 30, 1993:

						 Small
		   International               Company                                     Xerox
		   Stock          U.S Stock    Stock        Balanced        Income         Stock
		   Fund           Fund         Fund         Fund            Fund           Fund           Total

International
Stock Pool        $(881,145)         -           -          17,168,955           -            -          16,287,810

U.S. Stock Pool        -         (297,983)       -          (5,674,452)          -            -          (5,972,435)

Small Company
Stock Pool             -             -       (185,362)        (622,929)          -            -            (808,291)

All Other Pool         -             -           -           8,468,804           -            -           8,468,804

General Fund           -             -           -         466,846,532           -            -         466,846,532

Income Fund            -             -           -                -        75,061,823         -          75,061,823

Xerox Stock Fund       -             -           -                -              -       4,542,795        4,542,795

Total             $(881,145)     (297,983)   (185,362)     486,186,910     75,061,823    4,542,795      564,427,038



22

					  XEROX CORPORATION

				   PROFIT SHARING AND SAVINGS PLAN

				    Notes to Financial Statements


(3)  Master Trust (continued)

     Net income (loss) from Master Trust investments, net of administrative expenses for all participating plans for the year ended November 30, 1993:

					       Small
		   International             Company                                Xerox
		   Stock         U.S Stock   Stock      Balanced       Income       Stock
		   Fund          Fund        Fund       Fund           Fund         Fund         Total


Xerox Corporation
Profit Sharing and
Savings Plan      $(871,282)    (295,959)   (189,517)   56,681,511    53,283,721   4,330,034   112,938,508

The Profit Sharing
Plan of Xerox
Corporation and The
Xerographic Division,
A.C.T.W.U.,
A.F.L.-C.I.O.        (9,863)      (2,024)      4,155     3,442,203     5,942,630     212,761     9,589,862

Xerox Corporation
Retirement Income
Guarantee Plan         -            -           -      377,822,758    13,617,520        -      391,440,278

Retirement Income
Guarantee Plan of
Xerox Corporation
and The Xerographic
Division, A.C.T.W.U.,
A.F.L.-C.I.O.          -            -           -       48,190,847     2,217,952        -       50,408,799

XDS Investment Plan    -            -           -           49,591          -           -           49,591

Master Trust
investment
income, net of
administrative
expenses          $(881,145)    (297,983)   (185,362)  486,186,910    75,061,823   4,542,795   564,427,038




23

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

(3)  Master Trust (continued)

Master Trust investments are managed by selected investment managers under the direction of the Treasurer of Xerox Corporation.
The Finance Committee of the Xerox Corporation Board of Directors is responsible for establishing investment guidelines, reviewing the investment decisions of the Treasurer and reviewing the investment results of the Master Trust. The Finance Committee of the Xerox Corporation
Board of Directors consists, at present, of five members of the Xerox Corporation Board of Directors, none of whom are officers of Xerox Corporation.

Marketable securities are valued at the last reported sales price on the last business day of the year. Quotations are obtained from national securities exchanges or, in instances where securities are not listed on any of the exchanges, quotations are obtained from brokerage firms. Securities and trust funds that are not readily marketable are valued based on comparisons to yields of issues of similar quality and maturities.

The value of the investment contracts with insurance companies and banks is at contract value. In connection with the fully benefit-responsive investment contracts, the following information is presented:

(i) The average investment yields for the years ended November 30, 1994 and 1993 were 6.7% and 7.5% respectively.

(ii) The crediting interest rates at November 30, 1994 and 1993 ranged from 4.2% to 10.2% and from 5.2% to 9.7%, respectively.

(iii) The fair value, as determined by discounting future cash flows and the market value of underlying investments, at November 30, 1994 and 1993 was approximately $811,978,057 and $1,049,000,000 respectively.

The Master Trust invests in real estate group trusts. These trusts provide pension and profit sharing plans with a medium for pooling their funds for investment in income producing real estate. The group trusts value real estate holdings at estimated market value based upon independent appraisals, and considering significant changes in economic circumstances, and capital additions made to properties after the appraisal date. Such market value estimates necessarily involve subjective judgments. Accordingly, the actual market price of the real estate can only be determined by negotiation between independent third parties in a sales transaction.

Purchases and sales of securities are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Derivative financial instruments are used by the Master Trust's investment managers primarily to rebalance the fixed income/equity allocation of the Master Trust's portfolio and to hedge the currency risk component of the Master Trust's foreign investments. Leveraging of the Master Trust's assets and speculation are prohibited. Currency hedge positions are not permitted to exceed the level of exposure in the related Master Trust's assets.

The derivative most commonly used by the investment managers are highly liquid exchange traded equity and fixed income futures and over-the-counter foreign exchange forward contracts. Including the foreign exchange forward contracts, less than 5% of the Master Trust's assets are invested in non-exchange traded derivatives at November 30, 1994. The use of derivative instruments is not believed to materially increase the credit or market risk of the Master Trust's investments.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements


(3)  Master Trust (continued)

The net appreciation (depreciation) of investments for the year ended
November 30, 1994 is as follows:

					     U.S.       Small
			  International    Stock      Company     All Other     Income      Xerox
			  Stock Pool       Pool       Stock Pool  Pool          Fund        Stock Fund    Total

Investments at
  fair value:
Short-term and fixed
income investments       $   (126,020)     (776,284)        -    (72,906,554)  (2,811,275)        -     (76,620,133)
Xerox common stock               -             -            -           -            -      10,312,638   10,312,638
Other equity investments   39,458,090   (32,417,853)  29,005,444 (11,170,424)        -            -      24,875,257
Investments at estimated
  fair value:
Real estate trust
  interests                      -             -            -     (3,774,706)        -            -      (3,774,706)
Other investments                -             -            -      7,200,005         -            -       7,200,005
Total                    $ 39,332,070   (33,194,137)  29,005,444 (80,651,679)  (2,811,275)  10,312,638  (38,006,939)



The net appreciation (depreciation) of investments for the year ended
November 30, 1993 is as follows:
					     U.S.        Small
			  International    Stock       Company      All Other  General      Xerox
			  Stock Pool       Pool        Stock Pool   Pool        Fund      Stock Fund    Total
Investments at
  fair value:
Short-term and fixed
income investments       $    194,404     (4,352,570)        -      269,111    41,255,331        -       37,366,276
Xerox common stock               -              -            -         -             -      2,314,022     2,314,022
Other equity investments   15,112,670     (9,061,605)  (1,994,961)  701,790   320,197,504        -      324,955,398
Investments at estimated
  fair value:
Real estate trust
  interests                      -              -            -      (46,941)   (8,722,829)       -       (8,769,770)
Other investments                -              -            -        6,212     1,154,396        -        1,160,608
Total                    $ 15,307,074    (13,414,175)  (1,994,961)  930,172   353,884,402   2,314,022   357,026,534

There are no investments in the Plan that represent 5% or more of Master Trust net assets.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements

(4) Segregated Assets Fund - Investment Contracts with Executive
    Life Insurance Company

On April 11, 1991, the California Department of Insurance (CDI) took over Executive Life Insurance Company (ELIC) citing a "serious danger of insolvency" and temporarily suspended all payments on Guaranteed Investment Contracts (GICs) issued by ELIC. Effective April 1, 1991, in order to treat all participants fairly, the affected assets were transferred into a Segregated Assets Fund which will not be available for loans, transfers, withdrawals or distributions until the situation has been resolved.

Based on documents filed in the court by the California Commissioner of Insurance, Xerox estimates that a substantial amount of the ELIC investment in the Segregated Assets Fund balance should be recovered. The Xerox retirement and savings plans have received $37.9 million in payments related to the ELIC investments through November 30, 1994. Additional payments are payable through 1998.



(5)  Unit Values

The interests of Plan participants in each of the funds is expressed in terms of units, representing undivided interests in the net assets of the fund. Unit value is calculated monthly by dividing the total value of net assets of each fund (reduced by employer contributions receivable not yet received by the Master Trust and by unaccrued benefit payments) by units outstanding at the valuation date.

				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(5)  Unit Values (continued)

The total number of units and net asset value per unit outstanding at month-end during the year ended November 30, 1994 was as follows:


      International Fund    U.S Stock Fund       Small Co. Fund       Balanced  Fund         Income Fund        Xerox Stock Fund
	 Units     Unit     Units      Unit      Units      Unit      Units     Unit       Units      Unit        Units     Unit
      Outstanding  Value  Outstanding  Value   Outstanding  Value   Outstanding Value    Outstanding  Value   Outstanding   Value

December 31:
      29,650,170 $1.128051 25,640,192 $1.020155 20,997,238 $1.047018 51,675,323 $9.567722 133,143,140 $5.312541 15,999,351 $3.836510
January 31:
      36,851,934  1.200937 28,424,934  1.056300 24,434,016  1.092702 52,170,707  9.919163 131,364,750  5.345800 15,844,882  4.206652
February 28:
      42,667,207  1.151156 30,254,067  1.027632 26,883,671  1.089830 52,606,036  9.723347 130,204,457  5.377490 15,666,419  4.193499
March 31:
      51,172,198  1.091995 31,253,596  0.981430 29,297,625  1.035358 52,818,282  9.349340 127,209,798  5.410319 15,380,055  4.131032
April 30:
      57,343,692  1.119416 32,515,538  0.991031 32,198,094  1.044826 53,658,192  9.388670 127,867,116  5.443035 15,510,833  4.274473
May 31:
      58,676,106  1.122803 33,336,553  1.006992 33,694,298  1.037543 53,616,863  9.438358 131,169,340  5.478523 15,507,304  4.377705
June 30:
      59,287,381  1.083635 34,180,296  0.973525 34,564,353  1.006952 53,386,210  9.228455 130,688,663  5.506822 15,911,241  4.261137
July 31:
      60,932,030  1.126868 35,829,007  1.001848 35,461,113  1.030408 53,467,999  9.449647 130,813,058  5.540161 16,577,238  4.454264
August 31:
      60,431,068  1.161954 36,012,798  1.041306 35,182,859  1.089944 53,072,719  9.740418 130,607,925  5.572710 17,059,290  4.696045
September 30:
      60,483,570  1.124887 36,357,693  1.019799 35,160,139  1.089271 52,616,452  9.608760 130,933,162  5.598163 17,819,718  4.681576
October 31:
      60,411,609  1.141573 36,863,237  1.037421 35,238,115  1.101845 51,768,310  9.696911 129,298,227  5.629306 18,147,966  4.492321
November 30:
      60,379,615  1.098006 37,212,480  0.994977 35,647,051  1.070708 51,220,254  9.450125 128,609,197  5.646585 18,825,472  4.336586



				XEROX CORPORATION
			 PROFIT SHARING AND SAVINGS PLAN

			  Notes to Financial Statements



(5)  Unit Values (continued)

The Segregated Assets Fund had 56,486,401.727 units outstanding and a net asset value of $18,971,990 at November 30, 1994.


The total number of units and net asset value per unit outstanding at month-end during the year ended November 30, 1993 was as follows:


     International Fund      U.S Stock Fund      Small Co. Fund      Balanced  Fund        Income Fund         Xerox Stock Fund
       Units     Unit       Units      Unit    Units         Unit    Units      Unit     Units       Unit       Units     Unit
     utstanding  Value    Outstanding  Value  Outstanding   Value  Outstanding  Value  Outstanding   Value   Outstanding  Value

December 31:
	 N/A       N/A        N/A       N/A      N/A         N/A   47,251,405 $8.263373  139,590,837 $4.939860 16,576,889 $3.288506
January 31:
	 N/A       N/A        N/A       N/A      N/A         N/A   47,487,203  8.400025  140,293,607  4.970864 16,822,231  3.552823
February 28:
	 N/A       N/A        N/A       N/A      N/A         N/A   47,819,751  8.396903  140,454,157  5.000866 17,088,631  3.432812
March 31:
	 N/A       N/A        N/A       N/A      N/A         N/A   50,152,465  8.633104  143,071,498  5.033350 17,777,525  3.485547
April 30:
	 N/A       N/A        N/A       N/A      N/A         N/A   50,445,205  8.557225  143,863,885  5.062922 17,740,528  3.226614
May 31:
	 N/A       N/A        N/A       N/A      N/A         N/A   50,818,376  8.770408  144,132,072  5.095388 17,577,681  3.198325
June 30:
	 N/A       N/A        N/A       N/A      N/A         N/A   51,116,214  8.850279  144,426,920  5.124256 17,368,618  3.369427
July 31:
	 N/A       N/A        N/A       N/A      N/A         N/A   51,572,155  8.894992  144,677,454  5.159230 17,371,939  3.077099
August 31:
	 N/A       N/A        N/A       N/A      N/A         N/A   51,892,658  9.198010  144,188,690  5.191105 17,211,143  3.127929
September 30:
      235,156 $1.000000    245,314 $1.000000    177,846 $1.000000  52,113,863  9.208018  144,381,979  5.220284 17,098,791  3.111230
October 31:
   19,975,038  1.068233 17,687,342  1.014335 13,940,266  1.016238  51,552,754  9.403094  137,172,172  5.251874 16,284,875  3.371969
November 30:
   29,344,927  1.023990 25,311,385  0.997592 20,763,969  1.002640  51,415,177  9.257618  133,666,560  5.281596 15,883,410  3.539666

The Segregated Assets Fund had 134,362,127 units outstanding and a net asset value of
$44,944,784 at November 30, 1993.

29

											    Schedule 1

					  XEROX CORPORATION
				   PROFIT SHARING AND SAVINGS PLAN


		     Item 27a - Schedule of Assets Held for Investment Purposes


					  November 30, 1994
				 Description of investment including
  Identity of issuer, borrower,    maturity date, rate of interest,    Historical Cost    Current Value
   lessor, or similar party       collateral, par or maturity value
Investment in Master Trust                     (1)                   $1,330,674,637     $1,442,204,435

Investment in Employees' Loans   Loans to Plan participants,
				  maturity dates through 5/31/08,
				  interest rates from 7.5% to
				  11.5% per annum.                         -                  54,862,287



(1)  See note 3.

30

			  INDEPENDENT AUDITORS' REPORT

The Plan Administrator and Participants of Xerox Corporation Profit Sharing and Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Xerox Corporation Profit Sharing and Savings Plan (Plan) as of November 30, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of November 30, 1994 and 1993, and the changes in those net assets available for Plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in the assets available for plan benefits of each fund. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG PEAT MARWICK LLP

Rochester, New York
May 15, 1995
32

				   EXHIBIT INDEX

					   Electronic
					   Submission
Exhibit                                    Document
   (b)(1) Accountants' Consent                 2